SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

R.E.

For 2 July 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Bank of Ireland Group

Group Secretary

Head Office
Lower Baggot Street
Dublin 2
Telephone: 01 6615933
Fax: 01 6615641

Mr. James Ferguson,
The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2

2 July 2002

VIA FAX: 6776045

AVS Number: 015382

AMENDED ANNOUNCEMENT
(Replaces announcement of 28 June 2002)

Dear Mr. Ferguson,

I wish to advise you that the following Directors of the Court have been granted a Conditional Award of units of Ordinary Stock under the Bank's Long Term Performance Stock Plan. The earliest date on which these units of stock can vest is 24 June 2005 and vesting will only occur if demanding performance criteria are achieved, as set out in the Rules of the Plan.

Name of Director	Date of Grant	Units of Ordinary Stock	Price per Unit €
Mike Soden	24 June 2002	25,137	12.73
Brian Goggin	24 June 2002	13,763	12.73

Yours sincerely,

Terence H. Forsyth
Group Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company of the Bank of Ireland

T.H. Forsyth
Group Secretary

Date: 2 July 2002

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